INVEST IN **QUICKCLASS, INC. (QCI)**

A SOCIALLY RESPONSIBLE INVESTMENT OPPORTUNITY



quickclass.com/home.html   Provo UT

Technology   Main Street   Software   Sports   Advertising



LEAD INVESTOR   ⌄

Joseph P. Richardson

i Have invested in Quick Class in several funding rounds as an experienced Angel and accredited investor. I am an advocate of the Business Plan as it is a proactive approach to educating students with a safe, learning environment. The program provides students to be held to a higher standard as they complete their academic classes and athletic programs. This model supports re-occurring revenue model and am very confident that the program continues to be supported by school administrators and athletic directors. The additional capital will scale the business model and reach more critical needed schools to adopt the programs and courses.

Invested $5,000 this round & $166,369 previously

Highlights

1. Proven management w/ a previous successful venture & IPO that sold for $220M = to a 1,100% return

2. Responding to School's and District's need for anti-bullying, hazing, cyber-bullying etc. training

3. Recognition of and exposure to the Teenage Market w/over $265 Billion in direct & indirect spending

4. Successful development/launch of QuickClass High School platform, required & supplemental courses

5. Have signed some of the top athletic & academic Calif. High Schools to long term license agreements

6. Recognition of value of teenage metadata, analysis & use in conjunction w/ advertising industry

6. Recognition of value of teenage metadata, analysis & use in conjunction w/ advertising industry

7. Recognition of value of teenage metadata, analysis & use in securing H.S. sponsorship advertisers

Our Team



Michael Miramontes   Founder, President & QuickClass Investor

Founder's last project returned over 1,200% to initial investors beginning with an initial raise @ $1.50 per share, IPO @ $9.00 per share and a sale one year later to a Fortune 50 Company at $18.25 per share or $220 M in an all-cash-transaction.



Dr. Carlos Beharie, MD, MBA   Corporate Board Member & QuickClass Investor



CEO /Citrus OBGYN Medical Associates Inc. Former Senior Vice President and Acting Chief Medical Officer HIP(Health Insurance Plan) of New York , Responsible for the Care Management and Behavioral Health functions for over 800,000 HMO members.



Pat McInally   Corporate Advisory Board Member & QCI Investor

Successful entrepreneur, former - NFL All-Pro & Super Bowl Player, NFL Foundation for Youth. Former newspaper & NFL syndicated columnist. Only individual with verified perfect score (among NFL players) on Wonderlic Test. Harvard University Graduate.



Steve Smith   Athletic Advisory Board Member & QCI Investor

Former All-Pro Member of the NFL Super Bowl Champions NY Giants: Receiver, Member 2010 All-Pro Team, N.Y. Giants Team Record Holder for most receptions/single season, U S.C. Collegiate All-American & U.S. Army High School All American.



Joseph Richardson   Financial Advisory Board Member & QCI Investor

Co-Managing Partner of Eastern New York Angels Fund I - III, former Operating Director DeltaPoint Capital Management IV LLC, former Eastern U.S. Commercial Banking Senior Lending Officer at Citizens Bank, former NY Regional Executive Berkshire Bank.



Sam Williams   Athletic Advisory Board Member & QCI Investor

Entrepreneur, Investor & Youth Sports Advocate. Former NFL Player: Oakland Raider Linebacker 2003-2011. Drafted 3rd round by Oakland Raiders 2003 NFL Draft. All-WAC (2002) Honorable mention. Selected California All-State/CIF High School Player.



Troy Roelen   Athletic Directors & Coaches Advisory Board Member

Vice Principal, Mens Athletic Director at Intl. Baccalaureate; Mission Viejo High School. Advance Placement (AP) English Teacher. Adjunct Professor at Concordia University Irvine's Master's in Coaching and Athletics Administration Program.



Angelo Villavicencio   Academic & High School Advisory Board

College Instr. & Nat. Recog H.S. AP Calculus Instr. Siemens FDN Teacher of the YR, ARCO Nat Award: Escalante Teacher of the YR, CA Gov Recog Award, U.S. Senate Recog Award, CA Assly Recog Award, Garfield HS Teacher of the YR (pres.by J. Escalante)

Universal Problems that Teenagers, Schools and Districts Face

Protecting students and athletes from bullying and or hazing attacks should be everyone's concern. Protecting and addressing the problems of **bullying, hazing, sexting, cyber-bullying, etc.** are a school's, their school district and athletic club's responsibility since much of it originates on school grounds or a club's facilities. Parents, administrators, coaches and teachers agree that **training students to stop or avoid these harmful activities is what is needed, which is why schools, school districts and athletic clubs have turned to QuickClass, Inc. (QCI).**





Hazing, Bullying & Cyberbullying, etc. are Occurring Everywhere*

- Mater Dei H.S. (CA) –Established parochial high school facing lawsuit after football hazing incident

- Wall H.S.(NJ) – Six football players involved in locker room hazing incident

- Gunn H.S. (CA) – Six students allege school failed to protect them from violent attacks and racist bullying

- Danvers H.S. (MA) – Hockey team accused of hazing and racist incidents

- Henry Lackey H.S. (MD) – Football hazing incident results in serious injuries

- St. Edwards H.S. (OH) – Parochial high school facing lawsuit after cross country team hazing incidents

Links for the preceding situations are available upon request.

These problems are real. In fact, as many as **160,000 students stay home on any given day because they're afraid of being bullied!** The cost to schools for students staying home for these reasons is over one billion dollars in student attendance reimbursements / revenue. **This does not include the litigation costs associated from these violations of the law.**

Legal Costs of these Problems



These resulting financial consequences are also very real, in fact so real that they have cost schools & school districts over $70 million in court judgments and settlements. In other words, as a result your tax dollars or charitable contributions are just flying away for no good reason!

As part of most litigation settlements, school districts must implement anti-bullying, hazing and sexual harassment training for students, faculty and staff.





Student Training is the Solution

All 50 states have passed anti-bullying, hazing, sexting and cyber-bullying laws, and while many have also mandated training of everyone concerned in addressing these problems, this mandated training did not include allocated funds / money for a training program! School and school district budgets are stretched to their limits and simply do not have the funds to create a comprehensive training program. **This is why schools and school districts are turning to QCI.**

The QuickClass Solution

Our solution is a **"Private Labeled Training Portal"** and course platform that includes **"Required courses," "Study Skills courses"** and **"Life Skills courses."** In order to offer schools a low cost solution, QCI utilizes a Sponsorship Advertising Revenue Program.

The cost of a QCI license agreement is $250 per year for a five (5) year exclusive agreement with a three (3) year auto renewal for a private-labeled portal and course program. Our license agreement provides for the "Required courses" as well as Study and Life Skills courses including additional services such as student Tracking, Reporting, Testing, and Course Completion / Timing Factors, all important elements in protecting a school / school district/ athletic club from potential legal challenges or costly litigation.


Mission Viejo High School
e-Learning
Mission Viejo e-Learning
Proudly Sponsored by
i'm lovin' it
McDonalds
Welcome to Mission Viejo High School e-Learning powered by QuickClass. This site is designed to provide students, parents, and coaches with both training required of student-athletes and a variety of study and life skills courses.
To use this site you will need to be sure you have the following:
• An internet connected desktop or laptop computer system
• A modern internet browser
• A QuickClass access code (available from your coach or faculty/staff advisor)
Required Courses
Study Skills Courses
Life Skills Courses
Copyright © 2021 QuickClass, Inc. All rights reserved.

Advertising examples presented herein are "Forward-looking projections" and offer no guarantee of performance.

Required Courses

To truly protect the students / school / school district / youth club, certain courses are required of all students / athletes as part of the license agreement. **The proof that important "Required Courses" such as bullying, hazing, sexting, cyber-bullying, etc. have been taken by the student / athlete is what we can offer each institution / club; that is, some protection from potential &**

significant lawsuits.



QuickClass
BULLYING
In this course you will learn about the many different kinds of bullying that may take place at your school and even at home.
You will also learn how to respond to bullying and learn about he many types of people who can help you.
This course will take roughly 30-40 minutes to complete.
BEGIN COURSE

To accomplish this, schools, school districts and youth athletic clubs utilize their extracurricular activities as a means to assure that certain requirements are met. Since more than 80% of students participate in some form of school sponsored extracurricular activities, an organization is placed in perfect position to enforce their requirements.



Participation in extracurricular activities such as sports, drama, band, cheerleading, chess, etc. is a privilege; therefore, an organization is allowed to set their standards or requirements in order for student / athlete participation to take place.

Some of these requirements may include a minimum GPA, personal conduct or other specific training courses offered by QCI.

A student must adhere to these standards or requirements, or participation may be denied.

The following is a sample page of a private labeled high school "Required Courses Portal" from one of our accounts.











Mission Viejo High School
e-Learning
Mission Viejo e-Learning Proudly Sponsored by
LG
Because Mission Viejo High School is committed to the safety and well-being of all students, specific courses may be required of select students, student athletes, their parents/guardians, and our athletic staff members. (To begin training you will need a QuicKey access code. QuicKeys can be obtained from your coach or teacher/advisor.):
Required Courses:
Dangers of Concussions
Please select the option that best describes you:



• Dangers of Texting and Cellphone Use While Driving
• Preventing Hazing in High Schools
• Dangers of Sexting
• Recognizing and Preventing Bullying
• Preventing Cyberbullying
• Steroid, Drug and Alcohol Awareness for High School Athletes
• Rules Compliance for Mission Viejo High School Athletes
• Personal Conduct for Student Athletes
I'm a new user and need to register
Register
I'm already registered
Login
Study Skills Courses
Life Skills Courses
Copyright © 2021 QuickClass, Inc. All rights reserved.

Today, our required course model consists of nine (9) courses with three (3) additional courses in development; **Dangers of Using Social-Media, Dangers of Vaping, and Recognizing & Preventing Sexual Harassment.**

Study Skills Courses

Most schools and school districts are facing significant budget restraints that prohibits them from offering additional courses that are much needed by today's students. Just imagine what the value of these Study Skills courses would have been while you were in high school and when you entered college. How much would you have paid for courses such as "How to write a Term Paper" or "Preparing for a Test?" **As part of the QCI License Agreement, these courses are free to all students / teenage audience.**

The following is a sample of a private labeled high school "Study Skills Courses Portal" from one of our accounts.



Mission Viejo High School
e-Learning
Mission Viejo e-Learning Proudly Sponsored by
UNDER ARMOUR
Under Armour
On behalf of our sponsors who support this program, we're pleased to offer our Study Skills Courses to all Mission Viejo students at no charge.
Study Skills Courses:
• Effective Study Habits
• Making a Healthy Adjustment to High School
• Taking Effective Notes
• Preparing for Tests
• How to Write a Term Paper
• Additional Courses Coming Soon...
Please select the option that best describes you:
I'm a new user and need to register.
Register
I'm already registered.
Login
Required Courses
Life Skills Courses
Copyright © 2021 QuickClass, Inc. All rights reserved.

Life Skills Courses

Life Skills training for teenagers is long overdue, especially as they handle the challenges of today and as they prepare to enter adulthood. Soon they will be entering their post-secondary education and will be faced with decisions in which they have received zero training; for example, managing money.

The QCI course on managing money addresses the fact that while teens are spending a substantial amount of money, they have a very limited understanding of personal finance basics, like what the difference is between debit and credit cards. A poll from ING Direct and Capital One found that 87 percent of teens say they know little to nothing about managing money. Many teens said that they have received little training on how to handle their finances, which could explain why they struggle to understand certain basic concepts, even in college. **This QCI course is free to students under a high school license agreement.**

The following is a sample of a private labeled high school "Life Skills Courses Portal" from one of our accounts.



Mission Viejo High School
e-Learning



Mission Viejo e-Learning
Proudly Sponsored by
pepsi
Pepsi
On behalf of our sponsors who support this program, we're pleased to offer our Life Skills Courses to all Mission Viejo students at no charge.
Life Skills Courses:
Achieving Personal Goals
Basics of Money Management
Conflict Intervention
Managing Stress
Recognizing and Managing Anger
Valuing Diversity
Additional Courses Coming Soon...
Please select the option that best describes you:
I'm a new user and need to register.
Register
I'm already registered.
Login
Required Courses
Study Skills Courses
Copyright © 2021 QuickClass, Inc. All rights reserved.

Just as the case of Study Skills, most schools and school districts are facing significant budget restraints that prohibits them from offering Life Skills courses; **which is why, in association with its required Study and Life Skills courses, schools, school districts and youth athletic clubs are turning to QuickClass.**

"Private Labeled Program"

We have developed a well-received and unique high school "private labeled portal and course program" as its method for distributing its courses to its targeted audience. The QCI private labeling template creates a sense of ownership by the schools, school districts, youth athletic clubs and our intended target audience: the teenager.

Our "private labeled template model" allows us to efficiently design the entire portal and course platform to maximize the advertising opportunity for local, regional and national sponsor advertisers to the teenage target audience.



QuickClass
Sample Course Page
QuicTools
Glossary
Summary
Mission Viejo High School
UNDERSTAND NCAA Drug Regulations
Recognize Rules and Why They Exist
Be Aware of Eligibility and Appeals Issues
Complete the Drug-Testing Consent Form
IDENTIFY and Avoid Banned Substances
Learn the Classes of Banned Drugs
Understand Guidelines
Be Aware of Restrictions
FOLLOW Procedures
Appreciate the Role of Drug Free Sport
Understand the Testing Timetable
Complete the Process
Maintain a Drug-Free Lifestyle
Anabolic Agents
Anabolic steroids are hormones that are often referred to as performance-enhancing drugs. They are a synthetic form of testosterone, a natural male hormone.
Some athletes believe steroids increase their power and strength and help them recover more quickly from workouts. Others take them to produce extra muscle mass for a bulkier appearance. Steroids can be taken in oral or injectible form. Prescribed in the correct dosage for certain medical conditions, they can be helpful. Unfortunately, too often they are abused in the world of sports
Besides giving athletes an unfair advantage over others who do not use them, steroids have several dangerous side effects. To better understand the harmful effects of steroids, use the Steroids Side Effects QuicTool we have provided for you.
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Content

Our training courses were designed to be consistent for every licensed account. Our content was developed & created by experienced academic professors, teachers, researchers, and follows the best in subject learning, understanding and presentation in accordance with established subject matter information learning principles and standards.*

* Additional detailed information regarding content development is available in the "QuickClass, Inc. Confidential Business Plan" and "QCI Confidential Business Model with supporting Assumptions" which are available upon request with an executed QCI NDA.



Training Paradigm

Our learning / training paradigm is based upon a *"working knowledge"* **or the 80/20-rule, where 80% of the performance is dictated by 20% of the factors driving that performance. This is why the courses are presented and understood within 30 – 45 minutes. The courses convey a practical** *working knowledge;* **which means the student's ability to view, understand and immediately use newly acquired information. This is accomplished through a short, concise and to-the-point learning presentation. This is of particular value as it applies to required, and/or valuable study, life or leadership skills.**

Unique Course Presentation Model

Some of the unique factors of our courses are:

- Private-labeled high school portal and courses
- Available 24/7
- Can be completed in 30-45 minutes
- Are self-paced
- Course viewing and page timing elements
- Course quizzes and testing
- Tracking of students and course completion information

Size of the High School and Teenage Market

In conjunction with the obvious need for the aforementioned training, is the recognition of the significant commercial size and value of the Teenage Market. e.g.

- According to the National Center for Educational Statistics, there are over 22,000 high schools in the United States serving up to 20 million high school students

- These millions of teenagers represent the QCI advertising and viewing target audience



LONE PEAK
HIGH SCHOOL
TITANS
EAST HIGH
MATER DEI HIGH SCHOOL



SIZE OF TEENAGE MARKET

According to the U.S. Census Bureau, there 26.9 million teenagers in the U.S.

Total teenage spending is in excess of $264 Billion annually.

What is even more exciting is the resulting financial impact in today's teenage market.

The Teenage Market represents direct and indirect spending of over $264 Billion every year.

That's more than what some Third World countries spend as a whole. This reveals the significant financial impact that the teenage market has on the U.S. economy.



Share of US Teens' Spending, by Category
marketing charts
Food 22% 20%
Clothing 20% 20%
Car 9% 8%
Accessories / Personal Care / Cosmetics 9% 10%
Shoes 8% 10%
Electronics / Gadgets 8% 7%
Video Games / Systems 7% 8%
Concerts / Movies / Sporting Events 5% 5%
Music / Movies (DVD/CD) 5% 5%
Furniture / Room Accessories 2% 2%
Books / Magazines 1% 1%
Other 4% 4%
Upper-Income (avg. HHI: $101K)
Average Income (avg. HHI: $55K)
Published on MarketingCharts.com | Data Source: Piper Jaffray
Based on a survey of 6,100 US teens with an average age of 15.9, 54% of whom are male.

TEENAGE SPENDING POWER

The teenage market utilizes 22% of their spending power on food; most popular are Starbucks, McDonald's, Taco Bell and Chipolte.*

Teens utilize 20% of their spending power on clothing.*



spending power on clothing.*

* Source: Piper Jaffray

One of America's 50 Most Trustworthy Financial Companies / Forbes



Understanding the teenage market with regards to their likes, spending habits, preferences, trends, buying tendencies and family spending can be very challenging because the market is so diverse.



Meeting this information challenge is impossible unless one has means to obtain, organize and analyze sufficient data to reach an acceptable level of understanding.

We have met this challenge with our ability to gather this information through our private labeled portal and course license program. We do this through metadata mining while maintaining our stated student - privacy policy.

Knowledge and Information is Valuable

We have the ability to tap into this teenage market by gathering this information through its portal & "required," Study and Life Skills course license program. We do this through metadata mining while maintaining our stated student - privacy policy.

Our data mining will allow us to secure "aggregate" information from our teenage audience regarding their likes, spending habits, preferences, trends, buying tendencies etc.


XBOX
TACO BELL
Domino's
Coca-Cola
LG
MAC
adidas

This knowledge and information is very valuable to advertisers interested or desiring to reach this target audience.

Metadata Mining is the Key

Unless an individual reveals their age, companies such as Google, Facebook, Instagram and Snapchat can only guesstimate if an individual is a teenager. That is not the case with our company, our licensed accounts are high schools; therefore, our target audience is identified as the teenage market. Furthermore, sites are legally precluded from gathering specific information from underage individuals. This issue does not apply to us as explained in our privacy policy: **https://quickclass.com/tos.html**



The QCI Metadata Mining Model

Accurate, collected and organized data in association with its pertinent analysis is relevant information to any sponsor advertiser wishing to market their goods and or services to the teenage audience.

Our metadata model has been developed to meet this requirement with our collection, organizing, analysis and reporting of data needs in association with our licensed high schools / school districts / youth athletic clubs.

In association with our license agreements, students and athletes participate in taking the "Required" as well as the "Study and Life Skills courses" thus allowing QCI to commence its teenage data collection mining activities. This data mining model is also a key element of our Revenue Model.


QuickClass Metadata Model*
Aggregate Collection of Teenage Data
Analysis of Collected Teenage Data
Identify Key Trends for Sponsorship Advertisers
METADATA
Present Findings to Sponsorship Advertisers
Maintain/Protect Exclusive Ownership of Teenage Data
Conscious Fidelity To QCI Privacy Policy Of Teen Data

* The QuickClass privacy policy can be found at: http://quickclass.com/tos.html

Multiple Revenue Streams

No company can exist without revenues and we are no different. **We generate our revenue from four sources:**

- Sponsorship Advertising on our "REQUIRED COURSES" and Privated Labeled Portal

- Licensing Fees from High Schools / School Districts

- Licensing Fees from Youth Athletic Clubs

- Licensing Fees from Aggregate Data Information

It is through our **"Required Course Model"** that enables us to generate the core of our revenue through **"Sponsorship Advertising"** on our licensed schools, school districts, and youth athletic clubs.

As previously stated, under our **"REQUIRED COURSE MODEL"** specific courses are required in the QCI License Agreement. As a result, sponsors/advertisers are guaranteed that their advertisements will be seen by the our targeted audience: i.e. teenagers.



As mentioned in the "Required Courses" section, a student must adhere to their school's standards or requirements, or participation may be denied.

Schools, school districts and youth athletic clubs may extend their course requirements to include participation and completion on a quarterly, semi-annual or annual training basis as well as the passing of tests in association with this training.

This is why the QCI Required Course Model has proven to be successful in assisting the education market in setting, maintaining and meeting their new and established training requirements. The required course model is also what makes QCI attractive to the advertising marketplace because it guarantees to advertising sponsor student/teenage viewership.

Sponsorship Advertisers/Advertising

Definition of Sponsorship Advertising:sponsorship advertising is a type of advertising where a company pays to be associated with or in support of a specific activity, program, venue or event.

In fact, sponsorship advertising is very prevalent with high school sporting teams, sports tournaments, high school activities and other community events.

The Sponsor's idea is to get their name out and be viewed positively as a result of their participation and support of an activity, program venue or event.

There is already substantial interest in the "TEENAGE" market, as evidenced

by these advertisers of high school events.



Identified Sponsors and Advertisers
of High School Events
NOTE: Identified Corporate Sponsors were provided on a confidential list by a marketing affiliate of QuickClass, Inc. (QCI). None of the entities listed above are currently QCI sponsors.

In essence, the sponsor desires to become part of or a member of your community through their sponsorship of positive result activities.

One way to produce a positive result is through sponsorship content advertising that reflects well upon the sponsor.



QuicTools
Glossary
Support
Centennial High School
IDENTIFY the Problem
Know What Sexting Means
Recognize the Damaging Effects
USE Appropriate Communication
Understand the Consequences
Evaluate Your Relationships
PRACTICE Prevention Methods
Monitor Your Behavior
Report Incidents Appropriately
Your Parents
Teenagers sometimes consider their parents the last people they would tell about a problem they're facing. Believe it or not, this is the wrong way to look at things.
Don't try to solve a problem as serious as this by yourself. Your parents have had a lot more experience in difficult situations than you have. Sure, it may be embarrassing and you may worry about being grounded or having your cell phone taken away. Even so, the problems you could face by ignoring the situation could be even worse.
If you don't know how to handle someone who's harassing you online or you're not sure who to report the incident to, ask your parents for advice. They will be more understanding than you might think.
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For us this is done with an introduction to a course consisting of entertaining content of 3 – 4 minutes as part of the required course content.

Though not associated with QuickClass; the following video of a TextEd course produced by Alcone Marketing Group is an example of the type of entertaining introduction to our required courses.



Texting Course Sample
Watch later
Share



Watch on ▶ YouTube

This type of content/video thus produces a positive effect upon the viewer which translates to a positive image of the course sponsor.

Our Beginnings and Founder

After our founder, Michael Miramontes took his last company (Shopping.com) public which was later sold to a Fortune Top 50 company for $221M. Michael vowed that his next success would be focused on the youth of America if not the world. Michael was already involved with the youth as evidenced by his involvement with and as a member of the Boys Republic Board of Directors, a private, nonprofit, nonsectarian school and treatment community for troubled youngsters.





Beyond its work with the youth, Boys Republic is known for its world-famous Della Robbia Christmas Wreaths which are available for purchase at the school's dot-org website.

Annual Wreath Chairpersons have included movie stars, NFL & college coaches and other notable personalities such as: Bob Hope, Frank Sinatra, John Glenn, Jr., Jay Leno, John Wayne, Steve McQueen, Kirk Douglas, Michael Madsen, John McKay (USC), Pete Carroll, Mrs. Ronald (Nancy) Reagan, Sugar Ray Leonard, Tom Selleck and Vin Scully.



Since its founding in 1907, Boys Republic has guided more than 32,000 at-risk teenage boys and girls at separate and multiple campuses. Michael's years of involvement with Boy's republic is what inspired him to commence the creation of our company; QuickClass

Genesis and Development of our Company

Surveying the youth landscape, we discovered very real problems that have existed for a long time. Furthermore, with the advent of technology, these problems have increased in their scope, ramifications/effects upon our youth and families.

In response, we gathered a team of educators, web designers, programmers and marketeers to address these issues. We determined that training and education

was an important key in addressing these problems. As a result, QuickClass was further defined.

After developing our concept on paper, we built our platform and courses. Once fully developed, our next step was to beta test our product with well recognized academic/athletic high schools. After receiving feedback from our beta schools, we added additional features and content. We also brought in some private schools, such as parochial schools, in addition to our original beta schools, to test our model.



We were satisfied with our initial success and felt we were well on our way! However, in working with our beta schools, they advised us of new and additional problems they were encountering on their campuses. Therefore, with an open door policy with our licensed schools we welcomed any suggestions or needs for the creation of new courses to address new issues or problems that were arising on their campuses, e.g. dangers of vaping and sexual harassment.


Cyberbullying
Sexting
Vaping
Hazing
Vaping
Drinking
Bullying
Hazing
Drinking
Drug Abuse
Sexting
Hazing
Drug Abuse
Cyberbullying
Sexting
Drinking
Bullying
Sexting
Dangers of Concussions
Vaping
Drug Abuse
Hazing
Bullying
Dangers of Concussions
Drug Abuse
Cyberbullying
SEXTING
Hazing
Bullying
Dangers of Concussions
Cyberbullying
Vaping
Hazing
Drinking
Cyberbullying
Drug Abuse
Hazing
Bullying
Sexting

This is one of our strengths… to continuously be a work in progress. Having the advantage and capability to immediately respond to our customer's/school's needs for additional courses to address problems on their campus or venue with our content development team and our trademarked course design template model is a true blessing to our Company.

The result is a financial benefit to our Company. This is because any customized course becomes an exclusive part of our content library and is copyrightable. But

most important is the fact that if one school is experiencing a problem, in all likelihood, so are others. With the increased library of courses, we become more attractive to schools and sponsorship advertisers, thus increasing our margin of success.

Revenue Generating Company



Over the last five years, the Company has had annualized revenue of $130,559*

* During COVID high school closing years, revenue was reduced substantially.

Looking Forward

Once our marketing team visited some of our licensed school accounts and clubs, we recognized that their athletic venues had secured various sponsorship advertisements; from the scoreboard being donated by Home Depot to athletic uniforms being donated by Adidas, UnderArmour or Nike etc.

What we learned from this observation and research was that regional, national and multi-national brands are anxious to become school or athletic sponsors. We learned that these companies are constantly looking for new venues wherein they may promote their brands and or products to the teenage audience.

We knew then and now that we had a match! With our teenage/athletic captive audience, we could offer ourselves as a new sponsorship advertising venue. We immediately created our list of targeted sponsor advertisers.



QuickClass will be targeting the following Advertisers
Interested in the Teenage Customer Marketplace
amazon
H&M
HOLLISTER
TACO BELL
DICK'S SPORTING GOODS
Walmart
Save money. Live better.
BURGER KING
BEST BUY
URBAN OUTFITTERS
CHIPOTLE
MEXICAN GRILL
MARVEL
VANS
AAA
THE NORTH FACE
AT&T
facebook
AMERICAN EAGLE OUTFITTERS
Apple
PACSUN
macy's
Wendy's
POSHMARK
Spotify
NOTE: None of the entities listed above are currently QCI sponsors, but they represent the types of companies that QCI intend to obtain as sponsors.

To attract these sponsorship advertisers, we knew we had to have proof of concept. This proof is based upon the following:

3,000,000
Courses Viewed

133,000,000+
Viewing Minutes

Advertising is based on the audience. Whereas Sponsorship advertising is about goodwill, the sponsor still wants to know if the targeted audience will see their brand. Each minute a required course is viewed, our sponsor knows that their brand/product/service has be seen by our teenage audience. This knowledge is what leads to our revenue stream and is what makes us so attractive to them and our investors!



Projected Annual Growth and Total Revenue*

Schools			Revenue		
YEAR 1	YEAR 2	YEAR 3	YEAR 1	YEAR 2	YEAR 3
108 Schools	**377 Schools**	**1,008 Schools**	**$5.7M**	**$19.9M**	**$53.4M**

* A detailed "Confidential Financial Model" including "Assumptions" is available by request to management with a signed "QCI Non-Disclosure Agreement (NDA)."

Forward-looking projections cannot be guaranteed

Our Return on Investment (ROI) Philosophy

Our Return on Investment philosophy aligns with our set of beliefs and principles that should lead an investor to QuickClass. This philosophy is more a set of guidelines and strategies that takes into account one's goals, risk tolerance, time horizon, and expectations. Central to this is our commitment to like-minded investors who want to make a difference, while also securing a substantial return on their investment.





Guidelines and Strategies

We generally believe that investors practice value investing and therefore, we state that our investment offer is worthy of their consideration. When investors recognize after their due diligence, that a potential investment opportunity in their opinion is underpriced, then that investor may have a reasonable expectation for an acceptable or significant return on investment (ROI).

Furthermore, we believe that our investors will use fundamental analysis when investing in our company. This analysis is driven by an easily understandable product/service, targeted market, business plan, and financial model including supporting assumptions.*

Lastly, we believe that our investors are socially responsible investors (SRI). Our investor will recognize that ours is a socially responsible investment opportunity that is focused on the youth of America and therefore their investment will assist in producing a positive impact on society and the youth environment.

* Additional detailed information is available in the "QuickClass, Inc. Confidential Business Plan" and "QCI Confidential Business model with supporting Assumptions" which are available upon request with an executed QCI NDA.

Our Valuation and Exit Strategy

Valuation

According to the Miriam Webster Dictionary, "valuation" is defined as "the estimated or determined market value of a thing." Therefore, valuation is a subjective action.

When investing capital in a business, there are multiple means whereby a valuation of a business is reached, however, in the end, it is what someone is willing to accept.



We value our company based upon a combination of invested capital to date, revenues and progress to date, our business and financial model, the execution of our plan, industry, our product and our management team. All of this has been presented in this presentation, including the availability to review our Confidential Business Plan and Confidential Financial Model with Assumptions. The availability of these confidential documents is based upon a written request and execution of our non-disclosure agreement.

We believe when all is considered, the valuation of our current offering, is a conservative one. The valuation is based upon the criteria presented herein and presents a substantial opportunity for its increase as we execute our financial

...possible it as a unique opportunity... ...model and stated business plan.

Forward-looking projections cannot be guaranteed.

Exit Strategy

A profitable exit investor strategy is based upon three defined achievable goals:

- Initial entry into the public markets (IPO)

- Sale at a profitable valuation

- Declaration and receipt of dividends

We subscribe to the belief that with all things being equal, that is, market conditions, optimal execution of one's plan, timing and the right banking team an entry to the public markets would be the most optimal path to bring the best ROI to our investors.



In taking our Company public, the Company is placed in the best position to commence negotiations for a sale price when approached by an interested buyer. The reasoning is that the initial discussions regarding a sale price would be commensurate with the public market's valuation. This is why it is our opinion that a public offering would place our investor in the optimal position. The subsequent sale price negotiations would include future value, sales, licensing contracts in progress etc, thus making the stock price the principal factor versus some arbitrary business pricing model such as a multiple of sales, a multiple of EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) etc.

With our founder's past history, successful IPO and subsequent sale of his previous venture, our team would be led by a knowledgeable team leader as well as our board of directors, advisors, bankers and other involved parties that would represent the best interests of our investors and Company.

Forward-looking projections cannot be guaranteed,

Why Invest in QuickClass

American angel investor and venture capitalist, Dave Berkus, asked the question: "Once again, is it the jockey or the horse? Early-stage investors have been arguing over this for years. Do they bet on the entrepreneur (jockey) or the business idea and plan (the horse)?

In our opinion, to ensure the best probability of success, you invest in both.

When investing in the right company, with the right management team, your odds substantially increase for having a winning investment.



Secretariat and Ron Turcotte win the last leg of the 1973 Triple Crown by 31 lengths.

Our founder's last company's initial offering was priced at $1.50 per share, experienced its successful IPO at $9.00 per share, and was subsequently sold for $221M to a Fortune Top 50 Company. That represents a 1,100% Return on Investment (ROI) for its initial investors. To us, that's a successful jockey

When adding our business model to our management team, advisory board members, directors and investors, one can see we have a very strong combination of jockey and horse. To us, that's a successful combination that should place a smile on the face of our company's investors.



Our Company has a proven track record. With our unique model, we have fulfilled the obvious need in the school and youth athletic club marketplace as evidenced by a sample of the following list of highly respected licensed accounts:

High Schools and Athletic Clubs in California and Utah
that have signed Multi-Year* Exclusive Contracts with QuickClass, Inc.



Mater Dei Mater Dei High School Santa Ana, CA	*Mission Viejo High School* Mission Viejo High School Mission Viejo, CA	**Alta High School** Alta High School Sandy, UT
Junipero Serra High School Junipero Serra High School Gardena, CA	**LONG BEACH POLYTECHNIC HIGH SCHOOL** Long Beach Polytechnic High School Long Beach, CA	**Timpanogos High School** Timpanogos High School Orem, UT
OAKS CHRISTIAN SCHOOL Oaks Christian School West Lake Village, CA	*Centennial High School* Corona Centennial High School Corona, CA	**Lone Peak High School** Lone Peak High School Highland, UT
SANTIAGO HIGH SCHOOL Santiago High School	**Eleanor Roosevelt High School** Eleanor Roosevelt High School	**East High School** East High School

Corona, CA   Corona, CA   Salt Lake City, UT

 

MVFC Soccer   *Mission Viejo Nadadores*
Swim & Dive Clubs

*Five year contracts with three year auto-rollover features (Serra High Exception)
NOTE: As a result of COVID-19, some schools presented herein are currently inactive; however, with funding the Company expects that these accounts will be re-activated.   1

Last and equally important, **you will be making a socially responsible investment in a company that is helping the teenagers of our country.** This means you and your investment are part of the solution to some major problems facing our youth!



Our team looks forward to building your company to a successful outcome that has the possibility of matching or exceeding the return on investment of 1,100% that our founder achieved in his previous venture.

That certainly, at a minimum, is our goal.

We look forward to welcoming you to our team of investors!